CHINA GREEN MATERIAL
TECHNOLOGIES, INC.
No. 1 Yantai Third Road
Centralism Area
Haping Road
Harbin Economic and Technological
Development Zone
Harbin, P.R. China 150060
Telephone: 86-451 51750888

March 4, 2011

Ms. Jennifer Thompson
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      China Green Material Technologies, Inc. (File No. 001-15683)
           • Form 10-Q for Fiscal Quarter Ended June 30, 2010
              filed August 16, 2010
           • Form 10-Q for Fiscal Quarter Ended September 30, 2010
              filed November 9, 2010

Dear Ms. Thompson:

Set forth below is the response of China Green Material Technologies, Inc.  (the “Company”) to your letter of February 25, 2011 relating to the accounting treatment for warrants issued by the Company during 2010 as presented in the two quarterly reports referenced above.  For your convenience, the specific requests for information set forth in your letter are repeated as items 1 through 6 below.

1.  The amount of warrant expense originally recorded by the Company in each quarter and the restated warrant expense to be recorded in each quarter, on both a gross and net tax basis.

The requested information is set forth in the following table:

Reporting Period	Amount of Warrant Expense
	Originally Recorded		As Restated
	Warrant Expense – Gross	Warrant Expense – Net of Tax	Warrant Expense – Gross	Warrant Expense – Net of Tax
Quarter Ended June 30, 2010	$461,670	461,670	$143,331	$143,331
Quarter Ended September 30, 2010	$193,070	$193,070	$(64,640)	$(64,640)

Ms. Jennifer Thompson
Securities and Exchange Commission
March 4, 2011

All warrant expense amounts shown above for both periods are the same on both a gross and after-tax basis.  The warrants were issued by the Company (i.e., the registrant), which is a Nevada corporation and the ultimate parent entity of the Chinese operating companies.  The expense related to the warrants is therefore reflected on the financial statements as an expense at the Company (i.e., the parent company) level, and is not deductible for purposes of Chinese income taxes.  The Company does not conduct business itself directly in China, the U.S. or anywhere else.  As a result, the Company does not recognize any U.S. taxable income, but rather has operating losses for U.S. tax purposes.  The income taxes reflected on the Company’s financial statements are the income taxes imposed by the People’s Republic of China on the taxable income of the Company’s operating subsidiaries which conduct their business in China.

2.  The methods the Company proposes to use to amortize the original expense of the warrants and to amortize the period-to-period changes in the fair value of the derivative liability.

The Company intends to amortize the original expense determined for each warrant on a straight-line basis over the applicable period of service under the agreements with each warrant recipient.  Changes in the fair values of the warrants from period to period will be charged to expense or credited to income in the period of change.

3.  The revised disclosures in Note 14 of the Company’s financial statements with respect to the warrants.

The revised disclosures for Note 14 of the Company’s financial statements will read substantially as follows:

Note 14 for the Financial Statements to be included in an amended
Report on Form 10-Q/A for the quarter ended June 30, 2010

14.  Stock Warrants

On January 11, 2010, pursuant to the Securities Purchase Agreement, the Company placed in escrow (i) $100,000 of the net proceeds from the January 2010 Private Placement to be issued to investor relations firms designated by a representative of certain of the Purchasers and approved by the Company (the “IR Cash”) and (ii) warrants to purchase 700,000 shares of common stock of the Company at $0.90 per share with cashless exercise rights and which will be exercisable for one year beginning on the date that such warrants are issued (the “IR Warrants”) to investor relations firms designated by a representative of certain of the Purchasers and approved by the Company. The investor relations firms proposed to receive the IR Cash and the IR Warrants must be designated (subject to Company approval) on or before September 30, 2010.  On April 6, 2010, the Company issued IR Warrants to investor relations firms to purchase 437,500 shares of Common Stock.  Pursuant to their terms, these warrants will expire on April 5, 2011.  The fair market value of the warrants was $1,025,812 and was recorded on the balance sheet as an unamortized

Ms. Jennifer Thompson
Securities and Exchange Commission
March 4, 2011

expense (i.e., an asset) and a corresponding amount was recorded as a warrant liability. The fair market value was estimated on the date of grant using the Black-Scholes Option Pricing Model in accordance with ASC 718, Compensation - Stock Compensation, using the following assumptions: expected dividend yield 0%, risk-free interest rate of 0.49%, volatility of 289.07%, and an expected term of one year.

The warrants have a reset provision that would reduce the exercise price to any amount below $0.90 if the Company issues shares below that price.  In accordance with ASC 815, we have accounted for these warrants as derivative liabilities. The initial fair value of the expense resulting from such warrants will be amortized on a straight line basis over the period of service under the agreement with the recipient of the warrants.  Any changes in the fair values of the warrants will be charged to expense or credited to income, as applicable, in the period of change.

A summary of activity in common stock purchase warrants for the six months ended June 30, 2010 (unaudited) is as follows:

Stock Warrants	Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (Months)	Aggregate Intrinsic Value
Outstanding at January 1, 2010	-	$-	-	-
Granted	437,500	0.90	12	-
Exercised or converted	-	-	-	-
Forfeited or expired	-	-	-	-
Outstanding at June 30, 2010	437,500	$0.90	9	$678,125
Exercisable at June 30, 2010	437,500	$0.90	9	$678,125

Note 14 for the Financial Statements to be included in an amended
Report on Form 10-Q/A for the quarter ended September 30, 2010

14.  Stock Warrants

On January 11, 2010, pursuant to the Securities Purchase Agreement, the Company placed in escrow (i) $100,000 of the net proceeds from the January 2010 Private Placement to be issued to investor relations firms designated by a representative of certain of the Purchasers and approved by the Company (the “IR Cash”) and (ii) warrants to purchase 700,000 shares of common stock of the Company at $0.90 per share with cashless exercise rights and which will be exercisable for one year beginning on the date that such warrants are issued (the “IR Warrants”) to investor relations firms designated by a representative of certain of the Purchasers and approved by the Company. The investor relations firms proposed to receive the IR Cash and the IR Warrants must be designated (subject to Company approval) on or before September 30, 2010.  On April 6, 2010, the Company issued IR Warrants to investor relations firms to purchase 437,500 shares of Common Stock.  Pursuant to their terms, these warrants will expire on April 5, 2011.  The fair market value of the warrants was $1,025,812 and was recorded on the balance sheet as an unamortized expense (i.e., an asset) and a corresponding amount was recorded on the balance sheet as a warrant liability. The fair market value was estimated on the date of grant using the Black-Scholes Option Pricing Model in accordance with ASC 718, Compensation - Stock Compensation, using the following assumptions: expected dividend yield 0%, risk-free interest rate of 0.49%, volatility of 289.07%, and an expected term of one year.

The warrants have a reset provision that would reduce the exercise price to any amount below $0.90 if the Company issues shares below that price.  In accordance with ASC 815, we have accounted for these

Ms. Jennifer Thompson
Securities and Exchange Commission
March 4, 2011

warrants as derivative liabilities. The initial fair value of the expense resulting from such warrants will be amortized on a straight line basis over the period of service under the agreement with the recipient of the warrants.  Any changes in the fair values of the warrants will be charged to expense or credited to income, as applicable, in the period of change.

On July 12, 2010, the Company issued warrants to purchase 20,000 shares of common stock, at $0.90 per share, to an IR firm pursuant to the Securities Purchase Agreement dated January 11, 2010. Pursuant to their terms, the warrants will expire on July 12, 2011. The value of these warrants was determined by using the Black-Scholes Options Pricing Model with the following assumptions: discount rate – 0.3%; dividend yield – 0%; expected volatility – 111.31% and term of 1 year. The value of the warrants was determined by this method was $37,693 and was recorded on the balance sheet as an unamortized expense (i.e., an asset) and a corresponding amount was recorded on the balance sheet as a warrant liability.

A summary of activity in common stock purchase warrants for the nine months ended September 30, 2010 (unaudited) is as follows:

Stock Warrants	Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (Months)	Aggregate Intrinsic Value
Outstanding at January 1, 2010	-	$-	-	-
Granted	457,500	0.90	12	-
Exercised or converted	(87,500)	0.90	6	-
Forfeited or expired	-	-	-	-
Outstanding at September 30, 2010	370,000	$0.90	6	$333,000
Exercisable at September 30, 2010	370,000	$0.90	6	$333,000

_________________________

4.  The impact of the restatement on the Company’s Statements of Cash Flows will be as follows:

The restatement will increase the net income number that is shown on the first line of the statements of cash flows by $318,339 for the quarter ended June 30, 2010 and by $257,710 for the quarter ended September 30, 2010.  The amount of deferred warrant expense that is amortized during each quarter and changes in warrants fair value will then be reflected as an increase to reconcile net income to changes in cash. There will be no impact to the Net Cash provided by Operating Activities.

5.  Other relevant information.

The Company intends to include, as an additional note or as a subsection of Note 1 (“General and Summary of Significant Accounting Policies”), in its amended financial statements for the quarters ended June 30, 2010 and September 30, 2010 the following disclosures:

[June 30, 2010:]

Ms. Jennifer Thompson
Securities and Exchange Commission
March 4, 2011

Accounting for Warrants as Liabilities

The financial statements for the quarter ended June 30, 2010 filed with the SEC on August 16, 2010 contained an error related to the accounting for warrants the Company issued during that quarter.  The warrants provided for the purchase of an aggregate of 437,500 shares common stock, at a per-share exercise price of $0.90, to two firms that were retained by the Company for investor relations purposes.  The warrants include an anti-dilution provision that would adjust the warrant exercise price if the Company issues or sells any shares of common stock or securities convertible into common stock for a consideration per share of common stock less than the exercise price of the warrants.

We originally accounted for the warrants as equity instruments, and recorded the expenses for the service period at the balance sheet date, and a corresponding increase to equity (additional paid in capital), and amortized the deferred expense over the period in which the services were to be received from the investor relations firms.  However, this original accounting treatment by us did not correctly apply the principles set forth in ASC 815-15, “Determining Whether an Instrument (or Embedded Feature) is indexed to an Entity's Own Stock” which the FASB finalized in June 2008 and which became effective for fiscal years beginning after December 15, 2008.  Because of the anti-dilution provision described above, under ASC 815-15 the warrants should not have been considered to be indexed to the Company’s stock but instead the warrants should have been accounted for as derivative liabilities.

At June 30, 2010, the derivative liabilities associated with these warrants had a fair value of $734,838, which was determined using the Black Scholes Option Pricing Model with the following assumptions: (i) as to 437,500 of the warrants: discount rate – 0.32%; dividend yield – 0%; expected volatility – 143.97% and expected term of 0.75 year.

The following table summarizes the effect of the restatement of the Company’s financial statements included in this quarterly report resulting from the correction of the error described above.

	2010
	Quarter to Date	Year to Date
	June 30	June 30
Net Income to Common Shareholders
As reported	$944,821	$1,379,720
Adjustments	$318,339	$318,339
As restated	$1,263,160	$1,698,059

Net Income per Common Share (Basic and Diluted)
As reported	$0.04	$0.06
Adjustments	$0.01	$0.01
As restated	$0.05	$0.07

	As of
	June 30, 2010
Derivative Liabilities
As reported	$-
Adjustments	$734,838
As restated	$734,838

Ms. Jennifer Thompson
Securities and Exchange Commission
March 4, 2011

As of
June 30, 2010
Unamortized IR Services Expenses
As reported	$-
Adjustments	$591,507
As restated	$591,507

June 30, 2010
Stockholders' Equity
As reported	$39,592,596
Adjustments	$(143,331)
As restated	$39,449,265

[September 30, 2010:]
Accounting for Warrants as Liabilities

The financial statements for the quarter ended September 30, 2010 filed with the SEC on November 9, 2010 contained an error related to the accounting for warrants the Company issued during that quarter.  The warrants provided for the purchase of an aggregate of 457,500 shares common stock, at a per-share exercise price of $0.90, to three firms that were retained by the Company for investor relations purposes.  The warrants include an anti-dilution provision that would adjust the warrant exercise price if the Company issues or sells any shares of common stock or securities convertible into common stock for a consideration per share of common stock less than the exercise price of the warrants.

We originally accounted for the warrants as equity instruments, and recorded the expenses for the service period at the balance sheet date, and a corresponding increase to equity (additional paid in capital), and amortized the deferred expense over the period in which the services were to be received from the investor relations firms.  However, this original accounting treatment by us did not correctly apply the principles set forth in ASC 815-15, “Determining Whether an Instrument (or Embedded Feature) is indexed to an Entity's Own Stock” which the FASB finalized in June 2008 and which became effective for fiscal years beginning after December 15, 2008.  Because of the anti-dilution provision described above, under ASC 815-15 the warrants should not have been considered to be indexed to the Company’s stock but instead the warrants should have been accounted for as derivative liabilities.

At September 30, 2010, the derivative liabilities associated with the warrants had an aggregate fair value of $356,610, which was determined using the Black Scholes Option Pricing Model with the following assumptions: discount rate – 0.19%; dividend yield – 0%; expected volatility – 89.46% and expected term of 0.5 year.

The following table summarizes the effect of the restatement of the Company’s financial statements included in this quarterly report and in our quarterly report for the quarter ended June 30, 2010 resulting from the correction of the error described above.

	2010
	Quarter to Date		Year to Date
	June 30	September 30	June 30	September 30
Net Income to Common Shareholders
As reported	$944,821	$1,690,924	$1,379,720	$3,070,644
Adjustments	$318,339	$257,710	$318,339	$576,049
As restated	$1,263,160	$1,948,634	$1,698,059	$3,646,693

Ms. Jennifer Thompson
Securities and Exchange Commission
March 4, 2011

	2010
	Quarter to Date		Year to Date
	June 30	September 30	June 30	September 30

Net Income per Common Share (Basic and Diluted)
As reported	$0.04	$0.07	$0.06	$0.13
Adjustments	$0.01	$0.01	$0.01	$0.02
As restated	$0.05	$0.08	$0.07	$0.15

	As of
	June 30, 2010	September 30, 2010
Derivative Liabilities
As reported	$-	$-
Adjustments	$734,838	$356,610
As restated	$734,838	$356,610

Unamortized IR Services Expenses
As reported	$-	$-
Adjustments	$591,507	$369,602
As restated	$591,507	$369,602
	As of
	June 30, 2010	September 30, 2010
Stockholders' Equity
As reported	$39,592,596	$42,065,568
Adjustments	$(143,331)	$12,991
As restated	$39,449,265	$42,078,559

_________________________

The Company may also include a brief explanatory note after the cover page or table of contents of each amended Form 10-Q which would generally explain the reason for the filing and would likely include language similar to that found in the first three paragraphs of the additional note disclosures set forth above at the beginning of this Item 5.

6.  Discussion of the method used by the Company to calculate the fair value of your warrants in determining the restated amounts presented in Exhibit A to the Company’s response filed February 4, 2011.

Both the Monte Carlo and Binomial models would include an input based on an estimate of the probability that the Company issues shares of its common stock at a price of less than $0.90 per share. The Company has no need for cash, with approximately $12.1 million of cash and cash equivalents on hand as of December 31, 2010.  Accordingly, the Company assesses the ex ante probability of an event causing the anti-dilution provision to be triggered as negligible (i.e., less than 1 in 1,000). Therefore, the Company believes that the Monte Carlo and Binomial models are not applicable to its

Ms. Jennifer Thompson
Securities and Exchange Commission
March 4, 2011

situation.  The Company believes that a Monte Carlo simulation would only estimate the probability that the market price of the Company’s stock would fall below $0.90 during the relevant periods (and for this purpose the relevant periods would end in April 2011 and July 2011 when the warrants expire), and that such a simulation would not estimate or take into account any probability of the Company issuing stock at a price below $0.90 per share.  Moreover, the Company believes that the Black Scholes option pricing model is sufficient for this purpose.

*   *   *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *

Thank you for your consideration of this matter.  If you have any questions, please do not hesitate to contact us.

Very truly yours,

/s/ Zhonghao Su
Zhonghao Su
Chief Executive Officer

cc:	Ms. Sondra Snyder
Securities and Exchange Commission

Timothy I. Kahler, Esq.
Troutman Sanders LLP